SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Destination Maternity Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25065D100
(CUSIP Number)

Nathan G. Miller
347 Lukes Wood Road
New Canaan, CT 06840
(917) 826-0482
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 26, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No.	25065D100

1	NAMES OF REPORTING PERSONS

Nathan G. Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)
(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (see Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
	2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	SOLE VOTING POWER
1,136,727

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,136,727

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,136,727

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.8%

14	TYPE OF REPORTING PERSON (see Instructions)
IN


Item 1. Security and Issuer

This statement on Schedule 13D (this Schedule 13D) relates to shares of common stock, par value $0.01 per share (DM Common Stock), of Destination Maternity Corporation, a Delaware corporation (the Issuer), whose principal executive offices are located at 232 Strawbridge Drive, Moorestown, New Jersey 08057. For the avoidance of doubt, the ownership stake has been calculated based on 14.61 million shares issued (rather than shares outstanding) as reflected in the most recent 10-Q.

Item 2. Identity and Background

(a)	The reporting person is Nathan G. Miller
(b)	Residence is 347 Lukes Wood Road, New Canaan, CT 06840
(c)	Principal occupation is investor / analyst. Occupation / work is also conducted at NGM Asset Management, LLC with an address of 27 Pine Street, Suite 700, New Canaan, CT 06840.
(d)	During the last five years, the reporting person has not been convicted in a criminal proceeding.
(e)	During the last five years, the reporting person was not party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
(f)	The reporting person is a citizen of the United States of America

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price for the 1,136,727 shares of DM Common Stock acquired by Nathan G. Miller is approximately $3,332,669. The purchases were funded by cash on hand.

Item 4. Purpose of Transaction

The reporting person is a long-term investor in Destination Maternity. The reporting person has no plan or proposal to acquire additional securities or dispose of securities, but will review their investments on a continuing basis, based on future facts and circumstances.

The reporting person intends to engage in a constructive dialogue with the board and management as part of the process that the Issuer publicly announced in October of 2017 including but not limited to identifying qualified board candidates and management candidates, increasing the size of the board, adding complementary members, and optimizing the capital structure.

As a long term investor, the reporting person intends to analyze and consider any and all potential corporate transactions deemed appropriate or in their interest, including but not limited to mergers, reorganizations, and liquidations.

The reporting person also intends to engage in constructive discussions to seek improved corporate governance, compensation practices (oversight, pay for performance and performance hurdles, stock grants, changing terms of employment agreements, performance thresholds, retention/severance agreements, enforcing mandatory stock ownership requirements, etc.), investor relations and communication, and operating performance (expense control and revenue growth) to ensure a renewed focus on the interests of all shareholders. The reporting person intends to analyze a broad range of potential changes, focused on maximizing the speed, certainty, and magnitude of the issuers previously identified turnaround plan.

The Reporting Person may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and/or change their intention with respect to any and all matters referred to in
Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer

(a) and (b) As of December 26, 2017, Nathan G. Miller is the owner of, and has power to vote, dispose or direct the disposition of 1,136,727 shares of DM Common Stock, representing 7.8% of the issued shares of DM Common Stock.

The percentages of the outstanding shares set forth above were calculated based on 14.61 million shares of DM Common Stock issued as of December 26, 2017, as disclosed in the Issuers Quarterly Report on Form 10-Q filed on December 7, 2017.

	(c)	Information concerning transactions in shares of DM Common
Stock effected during the past 60 days is set forth in Annex B to this Schedule 13D and incorporated herein by reference. For the avoidance of doubt, the transaction was effected / securities were purchased in open market transactions.

(d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

	Not applicable.
 	5

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

 	Nathan G. Miller

 	By:	/s/ Nathan G. Miller
 	 	Name: Nathan G. Miller
 	 	Title:    Individual

Dated: December 26, 2017


ANNEX A

Information Concerning Reporting Person

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment of Nathan G. Miller

	I.	Background / Name / Title / Identity

The current address of the reporting person is 347 Lukes Wood Road, New Canaan, CT 06840, and the current business phone number of this individual is (917) 826-0482.
The person listed below is a citizen of the United States of America. The current business address is NGM Asset Management, LLC at 27 Pine Street, Suite 700, New Canaan, CT 06840.

Name			Principal Occupation or Employment
Nathan G. Miller	Investor / Analyst


ANNEX B

Transactions Effected During the Past 60 Days

All of the purchases of shares of DM Common Stock listed below were made through open market purchases.

Date of Trans.	Quantity	Average Purchase Price

12/15/2017	700		$2.59

12/15/2017	9,900.00	$2.59

12/15/2017	9,200.00	$2.59

12/15/2017	9,900.00	$2.57

12/15/2017	9,900.00	$2.58

12/15/2017	9,900.00	$2.55

12/15/2017	9,900.00	$2.57

12/15/2017	9,900.00	$2.56

12/15/2017	9,900.00	$2.56

12/8/2017	200		$2.51

12/8/2017	4,800.00	$2.51

12/7/2017	90		$2.38

12/7/2017	227		$2.32

12/7/2017	4,140.00	$2.36

12/7/2017	3,278.00	$2.36

12/7/2017	1,343.00	$2.37

12/7/2017	1,100.00	$2.37

12/7/2017	50		$2.36

12/7/2017	1,621.00	$2.37

12/7/2017	2,391.00	$2.37

12/7/2017	300		$2.37

11/17/2017	100		$2.70

11/6/2017	9,900.00	$2.53

11/6/2017	604		$2.49

11/6/2017	9,296.00	$2.49

11/3/2017	5,000.00	$2.42

11/3/2017	5,000.00	$2.38

11/2/2017	401		$2.33

11/2/2017	1,300.00	$2.34

11/2/2017	600		$2.34

11/1/2017	9,900.00	$2.30

11/1/2017	700		$2.28

11/1/2017	5,000.00	$2.28

11/1/2017	100		$2.29

11/1/2017	2,100.00	$2.29

11/1/2017	1,900.00	$2.32

11/1/2017	6,780.00	$2.34

11/1/2017	3,120.00	$2.37

11/1/2017	400		$2.37

11/1/2017	8,000.00	$2.37

11/1/2017	4,100.00	$2.38

11/1/2017	585		$2.38

11/1/2017	300		$2.38

11/1/2017	2,015.00	$2.38

11/1/2017	2,267.00	$2.39

11/1/2017	700		$2.42

11/1/2017	665		$2.41

11/1/2017	3,735.00	$2.44

10/31/2017	1,200.00	$2.24

10/31/2017	3,000.00	$2.26

10/31/2017	2,300.00	$2.27

10/31/2017	1,200.00	$2.28

10/31/2017	5,500.00	$2.28

10/31/2017	2,705.00	$2.30

10/31/2017	6,300.00	$2.31

10/30/2017	4,101.00	$2.48

10/30/2017	3,802.00	$2.48

10/30/2017	21,997.00	$2.48

10/30/2017	100		$2.48

10/30/2017	100		$2.43

10/30/2017	500		$2.43

10/30/2017	200		$2.43

10/30/2017	7,500.00	$2.46

10/30/2017	4,500.00	$2.48

10/30/2017	601		$2.44

10/30/2017	100		$2.43

10/30/2017	300		$2.43

10/30/2017	4,750.00	$2.43